CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2007 APR -9 P 1:42

Our Ref: CSA/CPA6/5(e)

30th March 2007

07022449

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

dw 4/10

P:\WC\CPA6-5\Letter\CPA6-5-General Correspondence.doc

The Standard Friday, March 30, 2007

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Announcement

Continuing Connected Transactions
Aircraft Engine Maintenance

Independent Financial Adviser: Commerzbank AG

Cathay Pacific and Dragonair entered into the Agreement with LHT on 29th March 2007 for LHT to provide the Services to Cathay Pacific and Dragonair for maintenance of Pratt & Whitney PW4056-3 engines for a term of 10 years ending on 31st December 2016. It is envisaged that the Services will be extended by a further agreement between the parties on similar terms to cover maintenance of Pratt & Whitney PW4062A engines. As LHT is a connected person of Cathay Pacific and Dragonair is a wholly owned subsidiary of Cathay Pacific, the transactions contemplated under the Agreement constitute continuing connected transactions for Cathay Pacific under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

Agreement dated 29th March 2007

Parties:
(1) Cathay Pacific
(2) Dragonair
(3) LHT

Particulars

Pursuant to the Agreement, LHT provides the Services to Cathay Pacific and Dragonair for maintenance of Pratt & Whitney PW4056-3 engines. It is envisaged that the Services will be extended by a further agreement between the parties on similar terms to cover maintenance of Pratt & Whitney PW4062A engines.

The Agreement for maintenance of Pratt & Whitney PW4056-3 engines is for 10 years ending on 31st December 2016. A party may terminate the Agreement with immediate effect by notice to the other parties in the event of material default by that other party. In the event of termination of the Agreement, all the rights and obligations of the parties shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The terms of the Agreement, including the charges for the Services determined by reference to the respective types of aircraft engine components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by Cathay Pacific and Dragonair to LHT within 30 days upon receipt of the invoice.

The annual caps

The annual caps for the Transactions have been determined by reference to the forecast payments for the Services to be provided by LHT to Cathay Pacific and Dragonair in the 10 years ending 31st December 2016 and the projections of Cathay Pacific and Dragonair in respect of the fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery from 2007 to 2010. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled and possible unscheduled maintenance of the aircraft engines of Cathay Pacific and Dragonair. The Directors estimate that the amounts payable for the Services in respect of maintenance of Pratt & Whitney PW4056-3 engines, PW4062A engines and/or other engines for the 10 years ending 31st December 2016 will not exceed the annual caps set out below. The significant increase in the annual cap from 2007 to 2008 is due to the scheduled engine maintenance requirements in 2008 for aircraft using Pratt & Whitney engines entering into service in 2007.

(HK$ million)	2007	2008	2009	2010	2011
Services	225	437	595	697	775

(HK$ million)	2012	2013	2014	2015	2016
Services	780	780	780	780	780

Opinion of the Independent Financial Adviser

Since the term of Agreement will be for 10 years, Commerzbank AG has been appointed as Independent Financial Adviser to comment on the duration of the Agreement. The Independent Financial Adviser has identified three other similar engine maintenance agreements provided by other aircraft engine maintenance companies in the last three years involving aircraft engine maintenance services to other airline operators, which are considered to be of comparable reputation and expertise in the aeronautical engineering industry and noted that they have contract durations between 5 to 10 years.

A duration of 10 years for the Agreement is required in order for LHT to maintain necessary facilities, components and spare parts for providing the Services to Cathay Pacific and Dragonair cost-effectively. Given that the term of the Agreement is of normal business practice and is within the range of contract durations of other similar aircraft engine maintenance contracts in the industry, the Independent Financial Adviser confirms it to be normal business practice for Cathay Pacific and Dragonair to enter into the Agreement and is in the interests of Cathay Pacific and its shareholders as a whole to enter into the Agreement for such duration.

Reasons for, and benefits of, the Transactions

Following the expansion of the aircraft fleet of the Company and Dragonair and introduction of new types of aircraft engines, an additional service provider is required by the Company and Dragonair for the maintenance of its aircraft engines. LHT has the necessary expertise and efficiency to provide the Services and the Agreement will enable Cathay Pacific and Dragonair to maintain aircraft engines in a cost effective manner which is beneficial to the business of Cathay Pacific and Dragonair.

Connection between the parties

Dragonair is a wholly owned subsidiary of the Company. As the holding company of LHT is a substantial shareholder of a subsidiary of the Company, LHT is a connected person of the Company.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for Cathay Pacific and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual caps are exceeded, when the Agreement is renewed and when there is a material change to its terms.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to LHT than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are: Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler; Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Agreement"	The engine overhaul maintenance power-by-hour agreement dated 29th March 2007 between Cathay Pacific, Dragonair and LHT for provision of the Services by LHT to Cathay Pacific and Dragonair.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"Directors"	The directors of the Company.
"Dragonair"	Hong Kong Dragon Airlines Limited, a subsidiary of Cathay Pacific, the principal activity of which is the operation of scheduled airline services.
"Independent Financial Adviser"	Commerzbank AG.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"LHT"	Lufthansa Technik AG, a subsidiary of Deutsche Lufthansa AG, the principal activity of which is the provision of maintenance services for aircraft and engines.
"Services"	The aircraft engine maintenance services provided under the Agreement in respect of Pratt & Whitney PW4056-3 engines and, as extended by further agreement, Pratt & Whitney PW4062A engines and/or other engines.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Transactions"	The provision of the Services by LHT pursuant to the Agreement in respect of Pratt & Whitney PW4056-3 engines and, as extended by further agreement, Pratt & Whitney PW4062A engines and/or other engines.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 29th March 2007

SWIRE

CATHAY PACIFIC

END